UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission file number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On March 13, 2024, Pagaya Technologies Ltd. (the “Company”) priced an offering of 7,500,000 of its Class A Ordinary Shares, no par value, pursuant to an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. and Jefferies LLC as representatives of the several underwriters. The Underwriting Agreement includes the terms and conditions for the offering and sale of the securities, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to this Report on Form 6-K.

On March 14, 2024, the Company issued a press release announcing the pricing of the securities. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The offer and sale of the securities have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-274862) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated March 13, 2024, together with an accompanying prospectus dated October 16, 2023, relating to the offer and sale of the securities. Opinion of counsel regarding the validity of the securities is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

The proceeds from the offer and sale of the securities are approximately $90.0 million, after deducting the underwriting discount and fees and offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the securities for general corporate purposes and to support future growth, which many include working capital expenses and associated investments.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1), including Exhibits 1.1, 5.1 and 23.1, is hereby incorporated by reference into the Company’s registration statement on Form F-3 filed with the Securities and Exchange Commission on October 4, 2023 (File No. 333-274862).

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated March 13, 2024, between Pagaya Technologies Ltd. and Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters
5.1	Opinion of Goldfarb Gross Seligman & Co.
23.1	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1)
99.1	Press Release, dated March 14, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

	By:	/s/ Gal Krubiner
Name: Gal Krubiner
Title: Chief Executive Officer

Date: March 18, 2024